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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __1/1/2013__   AND ENDING   __12/31/2013__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Wall Street Access (a general partnership)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place

                   (No. and Street)

New York   New York   10004

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius   212   709-9453

                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

                   (Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Kersey   07068

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

14047057

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I,_____Arthur Goetchius_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Wall Street Access (a general partnership)_____ , as of _____December 31,_____,20__13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CEO

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

WALL STREET ACCESS (a general partnership)

CONTENTS



Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

Wall Street Access (a general partnership)

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) ("Partnership") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access (a general partnership) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Rothstein Kass

Roseland, New Jersey
February 25, 2014

Rothstein Kass
Powered by Trust™

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	2,012,029
Cash, segregated for the exclusive benefit of customers		516,850
Securities owned, at fair value		17,556,840
Due from broker		161,443
Due from affiliates		783,051
Property and equipment, net		356,228
Commissions and fees receivable		233,499
Prepaid expenses and other assets		280,273
Total assets	$	21,900,213

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Securities sold, not yet purchased, at fair value	$	918,043
Accounts payable and accrued expenses		1,481,897
Employee compensation payable		651,731
Total liabilities		3,051,671
Partners' capital		18,848,542
Total liabilities and partners' capital	$	21,900,213

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

Wall Street Access ("WSA" or the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 100% by Wall Street Access Corporation . WSA provides securities research and brokerage execution to institutional customers and acted as an equities market maker to institutional customers and other broker-dealers starting in July 2012. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of the Financial Industry Regulatory Authority, Inc, ("FINRA"), New York Stock Exchange, Inc. (the "NYSE") and the Commodity Futures Trading Commission (the "CFTC").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2014. Subsequent events have been evaluated through this date.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Partnership values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include option contracts related to equity prices.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock, membership interests and debt (together or individually "equity") investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Fair Value - Valuation Processes

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Partnership designates the Chief Financial Officer ("CFO") to oversee the entire valuation process of the Partnership's Level 3 investments. The CFO is separate from the Partnership's portfolio management and deal team, and reports to the Partnership's management. The CFO is responsible for developing the Partnership's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

The CFO reviews investments on a monthly basis, or more frequently as needed, to determine the valuations of the Partnership's Level 3 investments. Valuation determined by the Partnership are required to be supported by market data, industry accepted third-party pricing models, or other methods the CFO deems to be appropriate, including the use of internal proprietary pricing models.

Since December 31, 2012, there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

The Partnership periodically tests its valuations of Level 3 investments through performing back testing of the sales of such investments by comparing the amounts realized against the most recent fair values reported and if necessary, uses the findings to calibrate its valuation procedures.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on equity securities.

Gains on securities trading were earned by the Partnership by making markets in equities.

Dividends are recorded on the ex-dividend date.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

The Partnership files a consolidated tax return with its Parent, Wall Street Access Corporation, since the Partnership is owned by disregarded entities for tax purposes. The stockholders of Wall Street Access Corporation have elected to be treated as an "S" Corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Partnership is allocated to the individual stockholders of the Parent for inclusion in their personal tax return. The provision for income taxes represents the Partnership's share of the state and local taxes for the year ended December 31, 2013.

The Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Partnership files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for years prior to 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At December 31, 2013, the Partnership has an aggregate New York City net operating loss carryforward ("NOL") of approximately $6,300,000, which expire through 2037. The deferred tax asset from the Partnership's NOL is approximately $561,000. A valuation allowance for the full amount of the deferred tax asset has been established.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

───

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Common stocks				
Financial institutions	$ 1,400,127	$ -	$ -	$ 1,400,127
Computer hardware & software	506,508			506,508
Natural resources	1,602,611			1,602,611
Insurance	1,341,493			1,341,493
Home furnishings	21,670			21,670
Data processing	1,814,932			1,814,932
Medical	1,043,274			1,043,274
Travel	364,153			364,153
Electrical Services	457,557			457,557
Food & Beverage	179,348			179,348
Communications	185,577			185,577
Other	1,030,255			1,030,255
Bonds				
Corporate Bonds	682,477			682,477
US Treasuries	1,430,775			1,430,775
Investments in private operating companies			750,000	750,000
Investments in private investment companies			1,587,673	1,587,673
Mutual funds	3,158,410			3,158,410
	$ 15,219,167	$ -	$ 2,337,673	$ 17,556,840

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

3. Fair value measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Liabilities (at fair value)				
Corporate Bonds	$ 403,419	$ -	$ -	$ 403,419
US Treasuries	514,624			514,624
	$ 918,043	$ -	$ -	$ 918,043

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2013:

								LEVEL 3
	Beginning Balance January 1, 2013	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Transfers In and/or (Out) of Level 3	Ending Balance December 31, 2013	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2013
Assets (at fair value)								
Investments in private operating companies	$ 3,142,783	$ (243,788)	$ 414,300	$ (73,788)	$ (2,389,507)	$ (100,000)	$ 750,000	$ (125,000)
Investments in private investment companies	5,843,849	450,756	380,661	(1,856,043)	(3,231,550)		1,587,673	324,312
	$ 8,986,632	$ 206,968	$ 794,961	$ (1,929,831)	$ (5,621,057)	$ (100,000)	$ 2,337,673	$ 199,312

Settlements represent distributions to the Parent.

4. Investments in certain entities that calculate net asset value per share

As of December 31, 2013, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 1% to 2% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

4. Investments in certain entities that calculate net asset value per share (continued)

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and unfunded commitments to private investment companies.

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity long/short hedge funds - domestic (a)	$ 431,161		monthly	30-60 days
Private equity funds (b)	$ 425,080	$ -		
Arbitrage (c)	$ 731,432		monthly	30-60 days
	$ 1,587,673			

(a) This category includes investments in domestic hedge funds that invest both long and short stocks. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks, and from a net long position to a net short position. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

(b) This category includes several private equity funds which invest in other fund of funds. These investments can never be redeemed with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2013, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds.

(c) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

5. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Furniture and fixtures	$	282,001
Computer and equipment		339,443
Leasehold improvements		1,086,933
Computer software		78,061
		1,786,438
Less accumulated depreciation and amortization		1,430,210
	$	356,228

Depreciation and amortization expense was approximately $101,000 for the year ended December 31, 2013.

6. Off-balance sheet risk

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are listed option contracts held for investment purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing broker, Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2013, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2013, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill their contractual obligations.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

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8. Commitments and contingencies

The Partnership has 2 non-cancelable operating leases for office space expiring through November 2018. Future annual minimum payments are as follows:

Year ending December 31,

2014	$	631,000
2015		545,000
2016		540,000
2017		556,000
2018		524,000
	$	2,796,000

Rent expense for the year ended December 31, 2013 was approximately $542,000.

The Partnership has various sublease agreements for its office space, which expire on various dates in the future. Rental income under these agreements was approximately $63,000, and is included in occupancy on the statement of income.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2013, the Partnership has receivables due from other affiliates of approximately $783,000 These amounts are included in due from affiliates in the statement of financial condition.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee. Approximately $415,000 is reported as a reduction to other expenses in the statement of operations related to these service agreements.

10. Concentration of revenue

During the year ended December 31, 2013, three customers provided approximately 57% of total revenue.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

11. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. WSA is also subject to the CFTC's minimum financial requirements, which require that the WSA maintains net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2013, WSA's net capital was approximately $12,173,000, which was approximately $11,173,000 in excess of its minimum requirement of approximately $1,000,000.

12. Subsequent event

The Partnership made capital distributions of $1,074,000 through February 28, 2014 relating to the ownership redemption agreement.

WALL STREET ACCESS (a general partnership)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITES AND EXCHANGE COMMISSION AND REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2013

Partners' capital	$ 18,848,542
Less nonallowable assets	
Securities owned, at fair value	2,337,674
Petty cash	4,000
Due from affiliates	783,051
Property and equipment, net	356,228
Commissions and fees receivable	119,704
Prepaid expenses and other assets	392,627
	3,993,284
Net capital before haircuts	14,855,258
Haircuts	
U.S. equity securities investments	2,679,956
U.S. options	2,375
	2,682,331
Net capital	$ 12,172,927
Aggregate indebtedness	$ 2,126,927
Computed minimum net capital required	
(6 2/3% of aggregate indebtedness)	$ 141,795
Minimum net capital required (under SEC Rule 15c3-1)	$ 1,000,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 45,000
Excess net capital ($12,172,927-$1,000,000)	$ 11,172,927

Percentage of aggregate indebtedness		
to net capital	$ 2,126,927	
	$ 12,172,927	
		17%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Partnership's unaudited Form X-17A-5 Part II-A filing as of December 31, 2013.